UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of  November 2018

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

GRUPO AEROPORTUARIO DEL PACIFICO REPORTS

PASSENGER TRAFFIC INCREASE OF 10.3% FOR THE MONTH OF OCTOBER

Guadalajara, Jalisco, Mexico, November 5, 2018 - Grupo Aeroportuario del Pacifico, S.A.B. de C.V., (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) announced preliminary terminal passenger traffic figures for the month of October 2018, compared to traffic figures for October 2017.

During October 2018, total terminal passengers increased by 10.3% at the Company’s 13 airports, compared to the same period of the previous year. Domestic passenger traffic increased by 12.6%, while international passenger traffic increased by 6.5%.

Domestic Terminal Passengers (in thousands):

Aeropuerto	Oct-17	Oct-18	% Var	Ene-Oct 17	Ene-Oct 18	% Var
Guadalajara	808.7	902.8	11.6%	7,380.8	8,528.8	15.6%
Tijuana	558.7	629.5	12.7%	5,802.9	6,349.9	9.4%
Los Cabos	117.8	133.3	13.2%	1,208.8	1,390.1	15.0%

Puerto Vallarta	116.4	126.7	8.8%	1,192.2	1,343.1	12.7%
Hermosillo	141.2	146.3	3.6%	1,275.1	1,392.8	9.2%
Guanajuato	113.3	142.1	25.4%	1,061.9	1,329.4	25.2%
La Paz	67.8	75.5	11.2%	689.9	753.6	9.2%
Mexicali	73.9	99.5	34.5%	629.1	926.5	47.3%
Aguascalientes	50.6	55.9	10.6%	482.9	561.7	16.3%
Morelia	23.2	31.9	37.4%	263.0	286.9	9.1%
Los Mochis	28.2	28.5	1.2%	283.7	278.2	-1.9%
Manzanillo	8.5	7.0	-17.7%	84.0	79.1	-5.9%
Total	2,108.5	2,378.9	12.8%	20,354.3	23,219.9	14.1%

International Terminal Passengers (in thousands):

Airport	Oct-17	Oct-18	Change	Jan-Oct 17	Jan-Oct 18	Change
Guadalajara	273.1	300.1	9.9%	3,107.6	3,325.5	7.0%
Tijuana*	145.6	170.4	17.0%	1,567.2	1,814.2	15.8%
Los Cabos	226.8	235.8	4.0%	2,839.3	2,944.2	3.7%
Puerto Vallarta	152.7	153.6	0.6%	2,473.6	2,538.7	2.6%
Montego Bay	270.3	281.4	4.1%	3,458.7	3,678.5	6.4%
Guanajuato	50.1	46.4	-7.5%	517.7	565.1	9.2%
Hermosillo	5.2	6.0	16.0%	53.5	57.2	6.9%
Mexicali	0.4	0.5	7.0%	4.6	4.7	2.9%
La Paz	0.8	1.1	35.1%	9.1	9.3	2.8%
Aguascalientes	14.1	14.8	5.0%	146.7	159.0	8.3%
Morelia	22.5	27.2	21.2%	244.4	298.0	21.9%
Los Mochis	0.5	0.4	-19.3%	5.3	5.2	-1.7%
Manzanillo	1.7	1.7	0.7%	64.9	60.6	-6.6%
Total	1,163.7	1,239.3	6.5%	14,492.8	15,460.2	6.7%

Total Terminal Passengers (in thousands):

Airport	Oct-17	Oct-18	Change	Jan-Oct 17	Jan-Oct 18	Change
Guadalajara	1,081.9	1,202.9	11.2%	10,488.5	11,854.2	13.0%
Tijuana*	561.5	634.5	13.0%	5,836.1	6,412.5	9.9%
Los Cabos	344.6	369.1	7.1%	4,048.1	4,334.3	7.1%
Puerto Vallarta	269.2	280.3	4.1%	3,665.9	3,881.8	5.9%
Montego Bay	271.1	282.1	4.1%	3,466.3	3,686.0	6.3%
Guanajuato	163.4	188.5	15.3%	1,579.6	1,894.5	19.9%
Hermosillo	146.4	152.3	4.0%	1,328.6	1,450.0	9.1%
Mexicali	74.4	99.9	34.4%	633.7	931.2	46.9%
La Paz	68.7	76.5	11.5%	699.0	762.9	9.1%
Aguascalientes	64.6	70.7	9.4%	629.6	720.6	14.5%
Morelia	45.6	59.1	29.4%	507.4	585.0	15.3%
Los Mochis	28.7	28.9	0.8%	289.0	283.4	-1.9%
Manzanillo	10.2	8.7	-14.7%	148.9	139.7	-6.2%
Total	3,130.2	3,453.5	10.3%	33,320.6	36,936.2	10.9%

*Passengers in Tijuana who use CBX in both directions are classified as international.

CBX Users:

	Oct-17	Oct-18	Change	Jan-Oct 17	Jan-Oct 18	Change
CBX Users	142.8	165.4	15.8%	1,534.0	1,751.5	14.2%

Highlights for the Period:

•	Seats and Load Factors: In October 2018, GAP registered an 11.1% increase in the number of seats available compared to October 2017. Load factors for the month decreased by 0.5 percentage points, from 81.5% in October 2017 to 81.0% in October 2018.

•	Hurricane Willa: As a result of the hurricane passing through the coastal regions of Jalisco and Nayarit, 28 commercial flights were cancelled during the days of October 22, 23 and 24 at the Puerto Vallarta Airport. These cancellations represented a traffic decrease of 1.2%.

•	New Routes:
o	Guanajuato to Chicago O‘Hare by United Airlines
o	Morelia to Monterrey by VivaAerobus
o	Morelia to Tijuana by VivaAerobus
o	Tijuana to Huatulco by Volaris
o	Tijuana to Tuxtla Gutierrez by Volaris
o	Tijuana to Zihuatanejo by Volaris
o	Montego Bay to Dusseldorf by Eurowings
o	Montego Bay to Moscow by Nordwind

23 new routes are scheduled to begin operations in November and December, of which 12 are domestic routes and 11 are international.

* * *

Company Description

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015, GAP acquired 100% of Desarrollo de Concesiones Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ SAÚL VILLARREAL GARCÍA Name: Saúl Villarreal García Title: Chief Financial Officer

Date: November 5, 2018